Exhibit 99.1

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LIMINAL BIOSCIENCES REPORTS FOURTH QUARTER AND 2019 YEAR END RESULTS

Key 2019 Events:

•	$114.4 million aggregate gross proceeds were raised through a combination of a private placement offering of our common shares, followed by an equity rights offering
•	Listing of common shares on the Nasdaq Global Market (“Nasdaq”) completed in the fourth quarter
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Divestiture of Prometic Bioseparations Limited (“PBL”), our affinity chromatography resins business, to a subsidiary of KKR & Co. in the fourth quarter for potential gross proceeds of up to $78.5 million

•	Strengthening of the Board of Directors and leadership team, including the addition of Ms. Moira Daniels as Head of Regulatory Affairs and Quality Assurance also in the fourth quarter

LAVAL, QC, and CAMBRIDGE, UK – March 20, 2020 – Liminal BioSciences Inc. (Nasdaq & TSX: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases related to fibrosis, including respiratory, liver and kidney diseases that have high unmet medical need, today reported its financial results for the fourth quarter and year-ended December 31, 2019.

“Since becoming CEO in April 2019, we have made significant progress on the strategic transformation of our Company”, said Kenneth Galbraith, Liminal BioSciences’ Chief Executive Officer.  “We have taken substantial steps, including the divestment of our

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bioseparations business, to allow us to simplify our operations and continue the transition of Liminal BioSciences from a multi-platform company into a streamlined organization focusing, in the future, on the development and commercialization of small molecule product candidates with a growing diversity of biological targets and product candidate development programs.”

“We have taken steps to improve our financial position through additional capital raised in equity offerings in the second quarter, and by managing our cash runway. We expect to close our Rockville, Maryland operations by the end of 2020.”

“We continue to review all of our product candidate development programs in order to streamline our R&D strategy. We believe this will allow us to focus on advancing the development of our most promising clinical-stage product candidates, while remaining committed to the development of our early-stage R&D pipeline of potential new product candidates.”

“We are looking forward to our expected resubmission, in the first half of 2020, of a Biological License Application (“BLA”) with the United States Food and Drug Administration (“FDA”) for Ryplazim® (plasminogen) for the treatment of patients with congenital plasminogen deficiency, and working with the FDA to review our anticipated resubmission during 2020,” continued Mr. Galbraith. “Our first product approval from the FDA, if received, would be a historic event for Liminal BioSciences and our shareholders who have supported the Company’s efforts to make this potential treatment available to patients in the United States, and eventually other countries.”

Anticipated 2020 Milestones

•	Anticipated resubmission of a BLA with FDA for Ryplazim® for the treatment of congenital plasminogen deficiency, in the first half of 2020
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Exploring alternatives for the future commercialization of Ryplazim®, if approved, including through a third-party marketing collaboration, and other ongoing preparation for the potential commercial launch of Ryplazim®, if approved, in the United States

•	Continued clinical development of fezagepras and PBI-4547

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•	Anticipated development of oral GPR84 antagonists for the treatment of fibrosis

Fourth Quarter and Year End 2019 Financial Results:

Following the sale of PBL, we have restated the prior periods to remove the impact of those operations from the all lines in the financial statements and have reclassified those results to the discontinued operations line in the financial statement:

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Working Capital: As of December 31, 2019, the Company’s working capital, i.e. the current assets net of current liabilities, amounts to a surplus of $63.6 million compared to $5.1 million as of December 31, 2018. Our cash and cash equivalents position at December 31, 2019 was $61.3 million. We also have an unutilized line of credit from Structured Alpha LP, or SALP, in the amount of $29.1 million as of March 20, 2020.

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Revenues were $1.1 million for the fourth quarter of 2019, as compared to $3.4 million for the fourth quarter of 2018. The decrease was principally due to sales of excess normal source plasma inventory that occurred in 2018 and were not repeated in the fourth quarter of 2019.

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R&D expenses were $17.3 million for the fourth quarter of 2019, as compared to $19.2 million for the fourth quarter of 2018. This was primarily due to a decrease in inventory expensed to supply clinical trial patients and third-party costs incurred for the clinical trials, and due to lower rental costs included in R&D due to the impact of adoption of IFRS 16, Leases. This was partially offset by an increase in compensation expense including severances due to headcount reductions.

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Administration, selling and marketing (“SG&A”) expenses were $10.3 million for the fourth quarter of 2019, as compared to $10.2 million for the fourth quarter of 2018. The increase was primarily due to the increase in the director and officer insurance following the listing of our common shares on the Nasdaq, which was mostly offset by a reduction in employee compensation expense.

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Net loss from continuing operations was $39.6 million for the fourth quarter of 2019 compared to $142.1 million for the fourth quarter of 2018. The decrease was mainly driven by a decrease of impairment losses of $137.6 million, the reduction in finance costs due to the debt restructuring in April 2019 and the absence of a gain on extinguishment of liabilities of $34.9 million due to the debt modification that took place during the quarter ended December 31, 2018.

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Net loss and net loss attributable to the Company’s shareholders were $14.5 million and $14.4 million, respectively, for the fourth quarter of 2019 compared to a net loss and a net loss attributable to the Company’s shareholders of $141.3 million and $103.0 million, respectively, for the fourth quarter of 2018. Net loss attributable to the Company’s shareholders on a basic and diluted per share basis was $0.62 for the fourth quarter of 2019 compared to $124.04 per share for the fourth quarter of 2018.

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Revenues were $4.9 million for the year ended December 31, 2019, as compared to $24.6 million for the year ended December 31, 2018. The decrease was mainly due to the sales of excess normal source plasma inventory in 2018.

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R&D expenses were $75.1 million for the year ended December 31, 2019, as compared to $84.9 million for the year ended December 31, 2018. The decrease was primarily due to a reduction in spending with third parties on clinical trials, preclinical studies and the validation of analytical assays and in-process controls in the manufacturing of Ryplazim®.

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SG&A expenses were $45.3 million for the year ended December 31, 2019, as compared to $29.4 million for the year ended December 31, 2018. The increase was mainly attributable to employee compensation expense, which includes an increase in share-based payments expense of $10.7 million, as well as legal and audit fees of $2.7 million. This was partially offset by a decrease in consultant fees relating to the potential marketing of products.

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Net loss from continuing operations was $234.2 million for the year ended December 31, 2019, as compared to $239.8 million for the year ended December 31, 2018. The decrease was mainly driven by the decrease on the impairment losses of $137.6 million in year ended December 31, 2019 compared to the corresponding period in 2018. This was partially offset by an increase of the loss on extinguishment of liabilities of $126.0 million which was principally caused by the debt restructuring that occurred in April 2019. The increase in the share-based payments expense of $15.1 million was partially offset by the decrease in other R&D expenses.

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Net loss and net loss attributable to the Company’s shareholders were $206.8 million and $205.7 million, respectively, for the year ended December 31, 2019 compared to a net loss and a net loss attributable to the Company’s shareholders of $237.9 million and $195.4 million, respectively, for the year ended December 31, 2018. Net loss attributable to the Company’s shareholders on a

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basic and diluted per share basis was $12.81 for the year ended December 31, 2019 compared to $235.95 per share for the year ended December 31, 2018.

About Liminal BioSciences Inc.

Liminal BioSciences is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases related to fibrosis, including respiratory, liver and kidney diseases that have high unmet medical need. Liminal BioSciences has a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as G-protein-coupled receptor 40, or GPR40, and G-protein-coupled receptor 84, or GPR84, and peroxisome proliferator-activated receptors, or PPARs. In preclinical studies, we observed that targeting these receptors promoted normal tissue regeneration and scar resolution, including preventing the progression of, and reversing established fibrosis. We also have encouraging clinical data that we believe supports the translatability of our preclinical data observations to the clinic.  We have leveraged this understanding, as well as our experience with generating small molecules, to build a pipeline of differentiated product candidates. Our lead small molecule product candidate, fezagepras (PBI-4050), is expected to enter an additional Phase 1 clinical trial to evaluate multiple ascending doses of fezagepras in healthy volunteers, at dose levels higher than those previously evaluated in our completed Phase 1 and Phase 2 clinical trials. The data from this Phase 1 clinical trial will inform dose selection for future clinical trials of fezagepras, including placebo-controlled, randomized Phase 2 clinical trials in respiratory disease indications such as Idiopathic Pulmonary Fibrosis (IPF) and other Interstitial Lung Diseases (ILDs).

Liminal BioSciences has also leveraged its experience in bioseparation technologies through its wholly-owned subsidiary Prometic Bioproduction Inc. to isolate and purify biopharmaceuticals from human plasma. Our lead plasma-derived product candidate is Ryplazim® (plasminogen), for which the Company expects to resubmit a BLA with the FDA in the first half of 2020 seeking approval to treat patients with congenital plasminogen deficiency.

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Liminal BioSciences has active business operations in Canada, the United Kingdom and the United States.

Forward Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses and unaudited financial information that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to the timing of any planned BLA resubmission, development of R&D programs, the timing of initiation of clinical trials, the exploration of alternatives for the future commercialization of Ryplazim®, if approved, including through a third-party marketing collaboration, and the potential commercial launch of Ryplazim®, if approved.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. At this stage, the product candidates of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, Liminal BioSciences’ ability to develop, manufacture, and successfully commercialize product candidates, if ever, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical trials, the ability of Liminal BioSciences’ to take advantage of business opportunities in the pharmaceutical industry, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings the Company makes with the U.S. Securities and Exchange Commission from time to time. As a result, we cannot guarantee that any forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.

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We assume no obligation to update any forward-looking statement contained in this Press Release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Bruce Pritchard

b.pritchard@liminalbiosciences.com

+1 450.781.0115

Patrick Sartore

p.sartore@liminalbiosciences.com

+1 450.781.0115

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